Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders



MLP & Strategic Equity Fund, Inc.
811-22040

A special meeting of shareholders was held in at the offices of IQ Investment Advisors LLC, New York, New York, on September 8,
2010, and was subsequently adjourned to September 30; at this meeting the shareholders were asked to vote on the election of Board Members, the approval of a new Investment Management Agreement and the approval of a new Investment Sub-advisory Agreement.

Voting results are herein incorporated by reference to the SEC filing on January 7, 2011, under Conformed Submission Type N-CSR, accession number 0001193125-11-003634.